EXHIBIT 99.1

The following document is a translation of an original document in Hebrew. This translation was prepared for convenience purposes only.

30 January, 2014

New Rating
ilA rating set with a stable rating outlook

Summary

• B Communications Ltd., a holding company in the telecommunications field, is planning to issue some NIS 2.7 billion of secured bonds that will be used to replace bank and institutional debt (the "transaction"). The rating is based on our assessment of a strong business profile, combined with high leverage.

• We assigned a rating of ilA to B Communications Ltd., subject to the completion of the transaction and in accordance with the terms brought to us for examination.

• The stable rating outlook reflects our assessment that the subsidiary, Bezeq, will show operating stability throughout the medium term, will continue to distribute 100% of its profits as a dividend to its shareholders, while reducing the debt by means of its free cash flow (following a dividend and CAPEX investment).

The rating action

On 30 January 2014, Standard & Poors' Maalot assigned an ilA rating to B Communications Ltd, which operates as a holding company in the Israeli telecommunications field. The rating outlook is stable.

Major considerations for the rating

The rating for B Communications Ltd. (B-Com) reflects the company’s financial profile, which we believe has a high level of leverage, along with our assessment of a strong business profile characterized by relatively low risk levels. B-Com is planning to issue some NIS 2.7 billion of secured bonds that will be used to replace bank and institutional debt. Our basic scenario assumes minimal exposure to currency risks, in light of our understanding that the company intends to undertake substantial hedging actions in order to protect against future exposure to debt that will be raised in foreign currency.

In order to analyze the company we use the standard methodologies for analyzing companies, in light of the fact that the company’s only operation is the holding of the controlling stake in Bezeq – The Israel Telecommunications Corp. Ltd. (ilAA/Stable), which gives it control in the board of directors, and in light of B-Com’s limited flexibility to sell shares, due to regulatory restrictions. Bezeq distributes 100% of its net profits to its shareholders as a regular dividend. Since B-Com’s only access to Bezeq’s cash flow is via the receipt of these dividends, in our estimation, we are examining additional financial aspects connected with the dividends from Bezeq.

B-Com’s strong business risk profile reflects our assessment of Bezeq’s strong business position as the leading telecommunications company in Israel. We believe that Bezeq has a leading brand and a leading competitive status in most of its fields of operation, a matter that is expressed in the company’s market share of over 60% of landline telephony, 27% of the cellular market and about 40% of the multi-channel television market. In addition, we view the fact that Bezeq offers high quality network-based services in all the telecommunication sectors as a competitive advantage that will enable it to maintain significant market shares also in the medium term. Furthermore, B-Com’s business profile is supported by Bezeq’s higher than average operating profitability, which is expressed in an EBITDA-to-revenues ratio of over 40%, and which is expected, in our estimation, to improve in the short-medium term as a result of the continued trimming of expenses.

The business profile is limited due to the characteristics of the Israeli telecommunications market. We have assessed the Israeli telecommunications market as very competitive. This is manifest, among other ways, in the strong competition in the cellular communication market, which results in relatively low ARPU (average revenue per user) and relatively high switch rates.

Similarly, we believe that competition in the subscriber television market and the landline market is likely to increase and to exert pressure on the price levels in these markets. The business profile is also limited due to the low geographic dispersion, without any operations outside Israel.

The business profile likewise includes our assessment of moderate sector risk to the cable and telecommunications market and the country risk.

We view the company’s financial risk as high, considering B-Com's high leverage, which is expressed in the high LTV ratio, which is over 60%, and the debt to dividend ratio, which is over 6.0x.

In addition, the company’s rating is negatively affected by a comparison to a reference group, in which we examine the overall credit characteristics of the issuer, considering B-Com’s relatively low holding rate in Bezeq, and due to B-Com’s sole reliance on Bezeq’s dividends for servicing the debt.

Our basic scenario is based on the following main assumptions:

• The growth of Israel’s GDP by 2.9% in 2014 and 3.2% in 2015.

• An improvement in the downward trend in revenues, from a decline of 7% in 2013 to a decline of about 3% in 2014 - in light of our assessment for increased revenues in the Internet field, alongside erosion in revenues in the cellular field and the landline operations, and a reduction in the fixed interconnection fees.

• A slight, limited decline in company revenues stemming from the implementation of the dictates of the retail market in light of our assessment that the pressure on the prices will be mostly offset by the increased traffic on Bezeq’s network.

• Increased growth in broadband subscribers in the short term and the moderation of the pressure on prices in the cellular sector, in light of our assessment of the moderation in the competition in the medium term.

• Stable operating profitability, which will be expressed in an adjusted EBITDA-to-revenues ratio of approximately 45% in 2013 and 2014, and which is likely to improve even more in 2015, as a result of the possibility of a network sharing agreement and the possibility of a lifting of the structural separation.

• CAPEX expenses will remain unchanged in 2014, including the full investment in the project to bring optic fibers to homes/buildings (FTTB/FTTH); an increase in 2015, due to the planned investment in LTE and the acquisition of frequencies.

• The planned bond issue includes a “lock box” mechanism, which includes a reserve of cash earmarked for ensuring the constant servicing of the company’s overall debt for the following six months.

Under our basic scenario, the debt coverage ratios are expected to be as follows:

•	An adjusted FFO-to-debt ratio of about 8% in 2013, which is expected to improve in 2014, but will still be less than 10%.

•	An adjusted debt-to-EBITDA ratio (including a consolidation of 31% from Bezeq’s figures) of approximately 4.5x in 2013, which is expected to decline toward 4.0x in 2014.

•	An adjusted interest-coverage-FFO ratio of less than 1.5x in 2014.

•	An LTV ratio exceeding 60% in 2013, and which is expected to be approximately 60% in 2014.

•	An overall dividend coverage ratio of 1.5x in 2013 and 2014.

•	A ratio of interest coverage by dividends to be received of approximately 2.0x.

Liquidity

Based on our criteria, the company’s liquidity is “sufficient.” This assessment is supported mainly by substantial cash balances, limited maturing debt in the next two years and our assessment of the continued receipt of current dividends from Bezeq. Our basic liquidity scenario for the near term assumes the completion of the bond issue in accordance with the data examined by us.

We believe that the ratio between the company’s sources and its use will rise significantly beyond 1.2x in 2014 (after the execution of the transaction).

In our basic scenario, we assume that the sources at the company’s disposal in the next 12 months are:

•	Approximately NIS 700 million in cash and negotiable financial assets (after the execution of the transaction).

•	Dividends of NIS 430-500 million from subsidiary Bezeq.

Our assumptions concerning the company’s usage in the next 12 months are:

•	Payment of mature debt (principal and interest) amounting to approximately NIS 318 million.

•	OPEX needs totaling approximately NIS 5 million.

•
A possible dividend to the parent company, Internet Zahav - Golden Lines Ltd., which will be paid from the cash remaining after the debt-service cash reserve, in accordance with the terms of the issuance.

The ratings outlook

The stable ratings outlook reflects our belief that the subsidiary – Bezeq – will maintain its relative stability in its operating performance in the medium term and will continue to disburse 100% of its net profits as a dividend to its shareholders, while reducing the debt  by means of the free cash flow (after the dividend and CAPEX investments). Similarly, the outlook reflects our assessment that B-Com will maintain its fair liquidity level throughout this period.

The positive scenario

We believe there is little likelihood of raising the rating in the coming year, in light of our assessment that the debt-to-dividend ratio will remain over 5.0x and the ratio of interest coverage by dividends to be received will remain over 2.0x. Even so, we are likely to consider a positive ratings action in the event that the company significantly reduces the extent of its debt.

The negative scenario

As noted, the current rating assumes that the company will undertake the planned bond issue and will use the consideration to replace the bank and institutional debt. In the event that this transaction is not completed or there are changes in the terms of the transaction that were brought to us by the company, we will examine the possible ramifications on the issuer’s rating.

We are likely to lower the rating in the event that Bezeq’s competitive standing in the market is weakened; for example, if we see a significant decline in Bezeq’s landline market share and a decline in profitability.

Similarly, we are likely to take negative rating action if there is a deterioration in the company’s liquidity as a result of a significant decline in the dividend from Bezeq and/or in the event that B-Com distributes a substantial dividend to its shareholders. A decline in the adjusted dividend coverage ratio toward 1.5x is also likely to result in a negative rating action.

Finally, we are likely to take negative rating action if B-Com does not take substantial hedging action to protect itself from foreign currency activity.